FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

                             THE SAUDI BRITISH BANK
                        2007 ANNUAL RESULTS - HIGHLIGHTS

- Net profit of SAR2, 607 million (US$695 million) for the year ended 31 December 2007 - down SAR433 million (US$116 million), or 14.2 per cent, compared with SAR3, 040 million (US$811 million) in 2006.

- Net profit of SAR705 million (US$188 million) for the three months ended 31 December 2007 - up SAR120 million (US$32 million), or 20.5 per cent, compared with SAR585 million (US$156 million) for the same period in 2006.

- Earnings per share of SAR6.95 (US$1.85) for the year ended 31 December 2007 - down 14.2 per cent from SAR8.11 (US$2.16) in 2006.

- Operating income of SAR4,374 million (US$1,166 million) for the year ended 31 December 2007 - down SAR243 million (US$65 million), or 5.3 per cent, compared with SAR4,617 million (US$1,231 million) in 2006.

- Customer deposits of SAR71.8 billion (US$19.1 billion) at 31 December 2007 - up SAR12.5 billion (US$3.3 billion), or 21.1 per cent, compared with SAR59.3 billion (US$15.8 billion) at 31 December 2006.

- Loans and advances to customers of SAR62.0 billion (US$16.5 billion) at 31 December 2007 - up SAR19.5 billion (US$5.2 billion), or 45.9 per cent, from SAR42.5 billion (US$11.3 billion) at 31 December 2006.

- The bank's investment portfolio totalled SAR14.9 billion (US$4.0 billion) at 31 December 2007 compared with SAR21.7 billion (US$5.8 billion) at 31 December 2006.

- Total assets of SAR98.2 billion (US$26.2 billion) at 31 December 2007 - up SAR21.0 billion (US$5.6 billion), or 27.2 per cent, over 31 December 2006.

Commentary

SABB recorded a net profit of SAR2,607 million (US$695 million) for the year ended 31 December 2007. This represents a 14.2 per cent decline compared with 2006. However, net profit for the three months ended 31 December 2007 increased by 20.5 per cent compared with the same period in 2006.

John Coverdale, Managing Director of SABB, said: "SABB has had a strong final three months of 2007 and has now delivered profit growth in the last four successive quarters. This robust performance reflects the strength of our core business model, the exceptional quality of our balance sheet and the close relationships that we maintain with our clients. Our strategy ensures that SABB is not excessively exposed to fluctuating economic cycles and maintains the flexibility to respond to evolving customer needs while sustaining superior returns to our shareholders.

"The SAR19.5 billion (US$5.2 billion) increase in loans and advances compared to 31 December 2006 is particularly encouraging and reflects the continuing strength of the corporate market together with good retail product growth. This loan growth has been supported by a SAR12.5 billion (US$3.3 billion) increase in customer deposits and the utilisation of SAR6.8 billion (US$1.8 billion) of funds from maturing investments generating an additional SAR475 million (US$127 million) of special commission income compared to 2006. Excluding the lower contribution from the brokerage and mutual funds businesses, core banking non-funds income has grown by SAR180 million (US$48 million), or 22.0 per cent, compared to 2006.

"Cost growth has been restricted to 1.8 per cent over the prior year which experienced accelerated investment in rebranding, recruitment and systems enhancements. Bad debt levels are in line with asset growth and increased card and consumer finance market penetration. General credit quality is sound, especially within the corporate sector which continues to benefit from the strong underlying Saudi economy. The bank's capital and liquidity positions remain strong.

"SABB has made significant progress during 2007 towards its goal of becoming a comprehensive provider of financial services within Saudi Arabia. Products developed by our insurance company, SABB Takaful, which began trading on 1 July 2007, have been very well received by our clients and successfully complement our traditional bank offerings. Our joint venture investment bank, HSBC Saudi Arabia Limited, is also an important contributor to SABB's results and demonstrates the mutual benefits obtained by joining up with HSBC and gaining access to its global expertise in providing complete financial solutions for our customers.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  15 January, 2008